Chunghwa Telecom

December 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Nov	Net sales	19,550,839	19,177,242	(+)373,597	(+)1.95%

Jan-Nov	Net sales	205,558,753	207,223,939	(-)1,665,186	(-)0.80%

b                  Trading purpose : None